EXHIBIT 12.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)	2004	2003	2002	2001	2000
Earnings:
Income before income taxes	$114,809	$79,898	$26,053	$28,630	$17,349
Add: fixed charges	56,837	56,858	52,234	48,649	42,645

Total earnings	$171,646	$136,756	$78,287	$77,279	$59,994

Fixed charges:
Interest on policyholders’ accounts	$56,386	$56,459	$51,735	$48,213	$42,410
Portion of rents representative of interest factor	451	399	499	436	235

Total fixed charges	$56,837	$56,858	$52,234	$48,649	$42,645

Preferred stock dividend requirement	$4,399	$4,399	$4,410	—	—

Combined fixed charges and preferred stock dividend requirements	$61,236	$61,257	$56,644	$48,649	$42,645

Ratio of earnings to fixed charges	3.02	2.41	1.50	1.59	1.41

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.80	2.23	1.38

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